SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 20 - 2007 issued by A/S STEAMSHIP COMPANY TORM  to The Copenhagen Stock Exchange on August 14, 2007.

Exhibit 1

EXTRAORDINARY GENERAL MEETING

ANNOUNCEMENT NO. 20 - 2007

14 August 2007

Extraordinary general meeting

An extraordinary general meeting of the shareholders of A/S Dampskibsselskabet TORM has today been held at Radisson SAS Falconer, Falkoner Allé 9, 2000 Frederiksberg, Denmark.

The general meeting resolved to authorise the Board of Directors to decide to distribute interim dividends pursuant to section 109a of the Danish Public Companies Act and to insert a section 3.8 in the Articles of Association reflecting this.

The Chairman of the Board of Directors stated at the general meeting that the Board of Directors still intends to exercise its authorisation in connection with the release of the semi-annual report on 31 August 2007 and that the Board of Directors intends to adopt a resolution to distribute interim dividends in the aggregate amount of DKK 2 billion in cash corresponding to approximately DKK 27 per share in TORM of a nominal value of DKK 5 each.

If the Board of Directors decides to distribute dividends on 31 August 2007, dividend settlements will be handled through the Danish VP Securities Services (VP) on Wednesday, 5 September 2007 on the basis of the shareholdings registered on VP accounts following an update at the end of the trading day.

Share purchases which are settled no later than Wednesday, 5 September 2007 will thus entitle the purchaser to dividends, whereas share sales which are settled no later than 5 September 2007 will not entitle the seller to dividends. This means that trades taking place up until and including Friday, 31 August 2007 will be settled inclusive of dividends, whereas trades effected as from Monday, 3 September 2007 will be settled exclusive of dividends (subject to the conventional three settlement days).

As regards TORM's ADRs trades up until and including Friday, 31 August 2007 will be settled inclusive of dividends, whereas trades effected after this date will be settled exclusive of dividends.

Based on the above, dividends will be available to the shareholders on Thursday, 6 September 2007, whereas it is expected that dividends in relation to ADRs will be available on Thursday, 13 September 2007.

 Contact              Klaus Kjærulff, CEO, tel.: +45 39 17 92 00.

About TORM
TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than to 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: August 14, 2007
By: /s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 802238